Exhibit 14.1

Consent of Independent Registered Public Accounting Firm

The Supervisory Board
Fresenius Medical Care AG & Co. KGaA:

We consent to the incorporation by reference in registration statements (No. 333-131840 and No. 333-141444) on Form S-8 of Fresenius Medical Care AG & Co. KGaA of our reports dated February 24, 2010, with respect to the consolidated balance sheets of Fresenius Medical Care AG & Co. KGaA and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2009, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 20-F of Fresenius Medical Care AG & Co. KGaA.

KPMG AG Wirtschaftsprüfungsgesellschaft
Frankfurt am Main, Germany
February 24, 2010